PRESS RELEASE	SEPTEMBER 29, 2025

Largo Corporate update on Sustained Operational Progress and Sales Impact of US Tariffs and Short-Term Liquidity

All amounts expressed are in U.S. dollars, denominated by "$".

  Annual production on track with vanadium pentoxide production of 931 tonnes in August and 856 tonnes in July and ilmenite plant expansion currently targeting October 2025 commissioning
  Limited working capital has delayed the release of inventory under the Company's inventory financing facilities for delivery to some customers and is affecting payments to suppliers and service providers. Largo is evaluating various financing solutions
  50% tariffs on U.S. imports of high purity vanadium products and current liquidity issues have resulted in delayed and/or some defaulted deliveries
  The Company is evaluating opportunities to unlock the value of its tungsten projects; Largo owns 100% of the Northern Dancer tungsten-molybdenum project in Yukon, Canada as well as its Currais Novos tungsten project in Brazil

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces an operational update, adjustments to its U.S. sales strategy amid ongoing tariff measures, and a financing update.

Vanadium Production Update

The Company is pleased to report sustained production levels during Q3 2025. In August 2025, the Company produced 931 tonnes of vanadium pentoxide ("V2O5") equivalent, an improvement from 856 tonnes of V2O5 produced in July 2025. These results further reflect the progress of the operational turnaround program initiated earlier this year, which continues to deliver improvements in mine planning, equipment availability, and overall plant performance.

Ilmenite expansion under installation and aiming for late October commissioning

Largo produced 4,141 tonnes of ilmenite concentrate in July 2025 and 3,298 tonnes in August 2025 with TiO2 grades above 46%. In September 2025, the Company started the installation of additional flotation cell circuits to increase its capacity to 115,000mt from 42,000mt of ilmenite concentrate annually. The ilmenite circuit stopped production in September 2025 for the equipment installation and is currently expected to resume operations in November 2025, with a ramp up to the expanded production levels currently expected to occur by year end. Annual guidance of 25,000mt to 35,000mt of ilmenite production for 2025 is maintained.

U.S. Sales Strategy Update

The Company finances all of its inventory during transit and ferrovanadium conversion. The Company has recently been unable to deliver vanadium products under certain contracts due to the Company's limited working capital.  To address this situation, the Company had discussions with affected customers and is evaluating various other short-term financing solutions.

On July 30, 2025, Executive Order 14323 increased tariffs on imports from Brazil to the U.S. from 10% to 50%, effective August 6, 2025. This tariff increase did not affect Largo's ferrovanadium sales in the U.S., but is impacting Largo's high purity vanadium sales contracts in the U.S. As a result of the tariffs and the short-term liquidity issues, the Company is seeking to renegotiate affected contracts and has resulted in delayed shipments and some defaults to U.S. customers. The Company has been actively lobbying the U.S. government to exempt vanadium products from tariffs on the basis that Largo's high purity vanadium products are sold to customers in the titanium alloys and chemical industries, which are of critical strategic importance for the U.S. aerospace and defense industries.

Corporate Update

The Company is evaluating opportunities to unlock its ownership in tungsten projects, given that tungsten is deemed a critical material by multiple jurisdictions, including the U.S. and Canada. Largo owns 100% of the Northern Dancer tungsten-molybdenum project ("Northern Dancer") in Yukon, Canada as well as its Currais Novos tungsten project ("Currais Novos") in Brazil. Preliminary economic assessments were completed for Northern Dancer and Currais Novos in 2011. The Company is evaluating strategic alternatives for these assets to potentially unlock value.

The Company believes Cirque Capital LLC is in default of its payment obligations to the Company in connection with certain factoring transactions. The Company is seeking an amicable resolution of the default but reserves all its legal remedies.

Due to the current liquidity issues, Largo's operation is at risk of operating disruptions given the accounts payables owed to its mining contractor and other suppliers. The Company is evaluating several financing alternatives in the near-term to address this issue.

Going Concern

This news release should be read in conjunction with the Company's interim consolidated financial statements and management discussion and analysis ("MD&A") for the three and six months ended June 30, 2025, which are available on SEDAR+ (www.sedarplus.ca) and the Company's website (www.largoinc.com). As disclosed in the Company's interim financial statements and MD&A released on August 12, 2025, the Company will require additional financing to repay its liabilities, support its working capital to fund operating activities, and continue to operate as a going concern. The Company is actively pursing financing options to raise additional capital. There is no assurance that these initiatives will be successful, timely or sufficient.

Daniel Tellechea, Interim CEO of Largo, stated: "The Company continues to navigate its current liquidity issues and challenging market conditions following the implementation of Executive Order 14323 and the resulting 50% tariff on imports from Brazil affecting our high purity vanadium supply which is of critical importance for the U.S. aerospace and defense industries. While these tariffs and our current liquidity issues have resulted in delayed shipments and/or some defaults on certain vanadium sales contracts, we are actively evaluating options to increase liquidity and continue negotiating payment plans with our suppliers and contractors." Mr. Tellechea added "Our operational turnaround initiatives are delivering results with sustained production of vanadium pentoxide of 931 tonnes in August after 856 tonnes in July, reflecting the progress made in strengthening mine and plant performance"

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Daniel Tellechea
Interim CEO & Director
+1.416.861.9778
info@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the targeted October 2025 commissioning of the ilmenite plant expansion and the expected increased annual capacity in connection with the installation of additional flotation cell circuits and the expected timing for the resumption of operations and expanded production levels; the Company's ability to renegotiate contracts affected by Executive Order 14323; the potential for the Company to unlock the value of its tungsten projects; the Company's ability to reach an amicable resolution to the Cirque Capital LLC default; the timing and amount of estimated future production and sales; the future price of commodities; the effect of tariffs or trade restrictions on the Company's sales and other business; the success of the Company's operational turnaround program and its transition from turnaround execution to steady-state operations; the Company's ability to meet its set targets for the year; and the extent of capital and operating expenditures.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable prices of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, especially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, and ilmenite products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.